For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.
INCREASES DIVIDEND

TORONTO, December 8, 2004- The Board of Directors of Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) has increased the semi-annual dividend from four cents (U.S.$0.04) per share to six cents (U.S.$0.06) per share on the outstanding common shares, payable on January 28, 2005, to holders of record at the close of business on December 29, 2004. The decision to increase the dividend reflects FHR’s confidence in the company’s fundamentals, financial strength and outlook.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 81 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact: Denise Achonu
Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com